UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2017
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference are a proxy statement and proxy card to be sent to the holders of American Depositary Shares of the Registrant in connection with the upcoming Annual General Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: April 3, 2017	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street

Tel-Aviv 64739

Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 11, 2017

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel on May 11, 2017 at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2017 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2016;

2.	To approve the re-election of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs to the board of directors of the Company (the "Board of Directors"), each for an additional three-year term until the annual general meeting to be held in 2020;

3.	To approve the election of Mr. Nicholas A. Weinstein to the Board of Directors for a three-year term until the annual general meeting to be held in 2020 or until earlier expired in accordance with the Company's Articles of Association;

4.	To approve the re-election of Mr. Ofer Tsimchi to the Board of Directors for a one-year term until the annual general meeting to be held in 2018;

5.	To approve the re-election of Ms. Nurit Benjamini to the Board of Directors for a two-year term until the annual general meeting to be held in 2019;

6.	To approve an amendment to the Company's Articles of Association to increase the maximum number of directors that may serve on the Board of Directors to eleven (11);

7.	To approve an amendment to the Company's Articles of Association providing for early expiration of the term of office of any director nominated by the investor who purchased at least $15 million of American Depository Shares (“ADSs”) and warrants in the Company’s December 27, 2016 public offering if the investor and its affiliates do not meet certain beneficial ownership levels of the Company's shares;

8.	To approve an amendment to the Company's Articles of Association to clarify that simple majority shareholder vote is required to elect a director nominated for a term of less than three years;

9.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

10.	To approve revisions to the compensation terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

11.	To approve grants of options to purchase ordinary shares in the Company to the non-executive directors of the Company; and

12.	To approve the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010).

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on April 3, 2017 shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than 4 hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Thursday, May 11, 2017, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Thursday, May 11, 2017, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date (as defined below), which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to four hours before the time fixed for the General Meeting (i.e., 11 a.m. Israel time on May 11, 2017). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel

April 3, 2017

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REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street

Tel-Aviv 64739

Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON May 11, 2017

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Thursday, May 11, 2017, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2017 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2016;

2.	To approve the re-election of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs to the Board of Directors, each for an additional three-year term until the annual general meeting to be held in 2020;

3.	To approve the election of Mr. Nicholas A. Weinstein to the Board of Directors for a three-year term until the annual general meeting to be held in 2020 or until earlier expired in accordance with the Company's Articles of Association;

4.	To approve the re-election of Mr. Ofer Tsimchi to the Board of Directors for a one-year term until the annual general meeting to be held in 2018;

5.	To approve the re-election of Ms. Nurit Benjamini to the Board of Directors for a two-year term until the annual general meeting to be held in 2019;

6.	To approve an amendment to the Company's Articles of Association to increase the maximum number of directors that may serve on the Board of Directors to eleven (11);

7.	To approve an amendment to the Company's Articles of Association providing for early expiration of the term of office of any director nominated by the investor who purchased at least $15 million of American Depository Shares (“ADSs”) and warrants in the Company’s December 27, 2016 public offering if the investor and its affiliates do not meet certain beneficial ownership levels of the Company's shares;

8.	To approve an amendment to the Company's Articles of Association to clarify that simple majority shareholder vote is required to elect a director nominated for a term of less than three years;

9.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

10.	To approve revisions to the compensation terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Chairman of the Board of Directors;

11.	To approve grants of options to purchase Ordinary Shares in the Company to non-executive directors of the Company; and

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12.	To approve the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010).

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2016.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than April 10, 2016.

Shareholders Entitled to Vote

Only shareholders and ADS holders of record at the close of business on April 3, 2017 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on April 2, 2017, the Company had outstanding 170,581,594 Ordinary Shares, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy for use at the General Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the General Meeting, whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the General Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices so that it is received by the Company no later than Thursday, May 11, 2017, at 11:00 a.m. Israel time. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver to the Company, no later than Thursday, May 11, 2017, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to four hours before the time fixed for the General Meeting. You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about April 5, 2017. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADSs.

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This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 3, 11 and 12 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 4, 5, 6, 7 and 8 requires the affirmative vote of at least seventy-five percent (75%) of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented; provided, however, that Proposals 4 and 5 will require the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, if proposal 8 is approved by the shareholders.

The approval of Proposal 9 and 10 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 9 and 10 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposals as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 64739 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il.

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Position Statements must be submitted to the Company by no later than May 1, 2017.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. The Company’s filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

         Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Company's audit committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's auditors for the year ending December 31, 2017 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting the following resolution be adopted:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2017 and for an additional period until the next Annual General Meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Company's audit committee and the Board of Directors recommend a vote FOR approval of this resolution.

PROPOSAL NO. 2

RE-ELECTION OF MR. DROR BEN-ASHER AND MR. RICK D. SCRUGGS AS DIRECTORS

According to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election. At the General Meeting, the terms of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs expire, and the Board of Directors has nominated each of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs to be re-elected as a director for an additional three-year term.

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Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees to hold office until the 2020 annual general meeting, or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why either of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Dror Ben-Asher and Mr. Rick D. Scruggs has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Name	Age	Position

Dror Ben-Asher	51	CEO and Chairman of the Board of Directors

Rick D. Scruggs	57	Director

Dror Ben-Asher has served as the Company’s Chief Executive Officer and as a director since August 3, 2009. Since May 4, 2011, Mr. Ben-Asher has also served as Chairman of the Board of Directors. From January 2002 to November 2010, Mr. Ben-Asher served as a manager at P.C.M.I. Ltd. Mr. Ben-Asher is currently a director at Agrea Ltd. Mr. Ben-Asher holds an LLB from the University of Leicester, U.K., an MJur. from Oxford University, U.K. and completed LLM studies at Harvard University.

Rick D. Scruggs has served as a member of the Company’s Board of Directors since January 1, 2016. Mr. Scruggs served as Executive Vice President of Business Development at Salix Pharmaceuticals, Ltd., up to its acquisition by Valeant Pharmaceuticals International in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade related positions. He was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix innovative products and intellectual property. Mr. Scruggs also served as the Head of the Board of Directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a BS in Criminal Justice from the Appalachian State University in North Carolina, U.S.A.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Dror Ben-Asher and Mr. Rick D. Scruggs be, and each of them hereby is, elected to hold office as a director of the Company for an additional three-year term until the annual general meeting to be held in 2020.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

PROPOSAL NO. 3

ELECTION OF MR. NICOLAS A. WEINSTEIN AS A DIRECTOR

As described above, according to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

Mr. Nicolas A. Weinstein has been nominated to the Company’s Board of Directors by EMC2 Fund Ltd. pursuant to the right granted by the Company to any investor that purchased, together with its affiliates, at least $15 million of ADSs and warrants in the Company’s December 27, 2016 public offering to nominate one person to the Board of Directors, subject to certain conditions. Mr. Weinstein would be elected for a three-year term together with Mr. Dror Ben-Asher and Mr. Rick D. Scruggs, but the term of office of Mr. Weinstein would be subject to earlier expiration if EMC2 Fund Ltd. and its affiliates do not meet certain threshold beneficial ownership levels of Ordinary Shares, as described below in Proposal 7.

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Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of Mr. Weinstein to hold office until the 2020 annual general meeting, or such earlier time as he may resign or be removed from the Board of Directors or his term may expire, all pursuant to the terms of the Articles. The Company is not aware of any reason why Mr. Weinstein, if elected, should not be able to serve as a director.

Mr. Nicolas A. Weinstein has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

  The following information is supplied with respect to Mr. Weinstein and is based upon the information furnished to the Company by Mr. Weinstein:

Nicolas A. Weinstein has served as Managing Director of Water Bear Investments LLC, a healthcare and real estate investments services company since January 2017. From 2014 to 2015, Mr. Weinstein served as country head in Chile for Abbott Laboratories / CFR Pharmaceuticals. In 2014, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals, and from 2012 to 2013, he served as VP Business Development of CFR Pharmaceuticals. From 2008 to 2010, Mr. Weinstein served as VP Marketing & Sales of CFR Pharmaceuticals. Mr. Weinstein currently leads the healthcare and venture investments of EMC2 Fund Ltd. and its partnership interests in Olive Tree Ventures Limited Partnership (Israel) and Puma Bioventures (a U.S. biotech fund). Mr. Weinstein is a director in investee companies of EMC2, including Aquila Diagnotics, Medasense, Via Surgical, Harbo and Selfpoint. Mr. Weinstein holds an M.Sc. in Finance from Universidad Adolfo Ibanez (Chile) and an MBA from the Kellogg School of Management (2012).

The approval of this Proposal is subject to the approval by our shareholders of Proposals 6 and 7 described below.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Nicolas A. Weinstein be, and hereby is, elected to hold office as a director of the Company, for a three-year term, until the annual general meeting to be held in 2020 unless earlier expired in accordance with the Company's Articles of Association.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominee to the Board of Directors.

PROPOSAL NO. 4

RE-ELECTION OF MR. OFER TSIMCHI AS A DIRECTOR

As described above, according to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. Mr. Tsimchi is a former external director of the Company, and his term of office expires on April 30, 2017. As described below in Proposal 6, the Company has adopted the corporate governance exemptions set forth in the Companies Regulations (Relief for Public Companies Whose Securities are Listed for Trading on an Exchange Abroad) 5760- 2000 (Regulation 5d.), pursuant to which the Company is exempt from various Israeli Companies Law requirements, including the requirement to appoint external directors. In order to ensure that each group of directors has as equal number of directors as possible, the Board of Directors has nominated Mr. Ofer Tsimchi for a one-year term to the Board of Directors and become part of the group of directors consisting of Dr. Kenneth Reed and Mr. Eric Swenden, whose term of office will expire at the annual general meeting to be held in 2018.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of Mr. Tsimchi to hold office until the 2018 annual general meeting, or such earlier time as he may resign or be removed from the board of directors pursuant to the terms of the Articles. The Company is not aware of any reason why Mr. Tsimchi, if re-elected, should not be able to serve as a director.

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Mr. Tsimchi has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the re-election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

  The following information is supplied with respect to Mr. Tsimchi is based upon the information furnished to the Company by Mr. Tsimchi:

Ofer Tsimchi, 57, has served as a director on our board of directors since May 4, 2011, a member of our audit committee and as the Chairman of our compensation committee since May 5, 2011. From 2008 - 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006 he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Kidron Industrial Materials Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Polysack Agriculture Hi-Technologies, CaesarStone Sdot-Yam Ltd. and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

The approval of this Proposal is subject to the approval by our shareholders of Proposal 6 described below.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Ofer Tsimchi be, and hereby is, re-elected to hold office as a director of the Company, for a one-year term, until the Company’s annual shareholders general meeting to be held in 2018.”

The affirmative vote of at least seventy-five percent (75%) of the voting power s represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution; provided, however, that this resolution will require the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, if Proposal 8 described below is approved by the shareholders.

The Board of Directors recommends a vote FOR the nominee to the Board of Directors.

PROPOSAL NO. 5

RE-ELECTION OF MS. NURIT BENJAMINI AS A DIRECTOR

As described above, according to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. Ms. Benjamini is a former external director of the Company, and her term of office expires at the General Meeting by virtue of the Company's adoption of the corporate governance exemptions set forth in the Companies Regulations (Relief for Public Companies Whose Securities are Listed for Trading on an Exchange Abroad) 5760- 2000 (Regulation 5d.), pursuant to which the Company is exempt from various Israeli Companies Law requirements, including the requirement to appoint external directors. In order to ensure that each group of directors has as equal number of directors as possible, the Board of Directors has nominated Ms. Nurit Benjamini for a two-year term to the Board of Directors and become part of the group of directors consisting of Dr. Shmuel Cabilly and Mr. Dan Suesskind, whose terms of office will expire at the annual general meeting to be held in 2019.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of Ms. Benjamini to hold office until the 2019 annual general meeting, or such earlier time as she may resign or be removed from the Board of Directors pursuant to the terms of the Articles. The Company is not aware of any reason why Ms. Benjamini, if re-elected, should not be able to serve as a director.

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Ms. Nurit Benjamini has attested to the Board of Directors and to the Company that she meets all the requirements in connection with the re-election of directors under the Companies Law, per the statement substantially in the form attached hereto as Appendix A.

The following information is supplied with respect to Ms. Benjamini and is based upon the information furnished to the Company by Ms. Benjamini:

Nurit Benjamini, MBA, 50, has served as a director on our board of directors and a member of our audit committee and our compensation committee since February 16, 2016. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd. (Nasdaq: WIX); from 2007 through 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd. now Sigma Designs Israel, a subsidiary of Sigma Designs Inc. (Nasdaq: SIGM); and from 2000 through 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Prior to that, from 1993 through 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly Nasdaq: ALDN). Ms. Benjamini serves as an external director of BiolineRx Ltd. (Nasdaq/TASE: BLRX), and as the chairperson of its audit committee, and on the board of directors, and as chairperson of the audit committee, of Allot Communications Ltd. (Nasdaq/TASE: ALLT). Ms. Benjamini holds a B.A. in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Ms. Nurit Benjamini be, and hereby is, re-elected to hold office as a director of the Company, for a two-year term, until the Company’s annual shareholders general meeting to be held in 2019.”

The affirmative vote of at least seventy-five percent (75%) of the voting power s represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution; provided, however, that this resolution will require the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, if Proposal 8 described below is approved by the shareholders.

The Board of Directors recommends a vote FOR the nominee to the Board of Directors.

PROPOSAL NO. 6

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION TO INCREASE THE MAXIMUM NUMBER OF DIRECTORS THAT MAY SERVE ON THE BOARD OF DIRECTORS TO ELEVEN

The Company’s Articles, as amended, currently provide that the number of directors of the Company shall not be less than five (5) and not more than seven (7) (not including the external directors whose appointment is required under law), unless otherwise decided by a general meeting of shareholders by a majority of 75%.

The Board of Directors currently consists of eight (8) directors – six (6) non-external directors, and two (2) directors who previously served as external directors until the Company adopted the Israeli corporate governance exemptions set forth in the Companies Regulations (Relief for Public Companies Whose Securities are Listed for Trading on an Exchange Abroad) 5760- 2000 (Regulation 5d.) (the “Regulation”). According to the Regulation, a company with no “controlling shareholder” (as defined in the Israeli Companies Law) and with securities listed for trading on certain stock exchanges outside of Israel, including the NASDAQ, may adopt exemptions from various corporate governance requirements of the Israeli Companies Law so long as the company satisfies the applicable foreign country laws and regulations (including applicable stock exchange rules) as they apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees (collectively, the “Exemption”). By virtue of adopting the Exemption, the Company is exempt from various Israeli Companies Law requirements, including the requirement to appoint external directors.

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It is proposed to amend the Articles from the current maximum of nine directors (including external directors) to a maximum of eleven directors.   As the Company progresses in its initiative to become a revenue-generating, GI-focused, specialty biopharmaceutical company with a commercial presence in the U.S., expanding the scope of its operations, the Company will need to address new and diverse issues.  The Board believes that by increasing the maximum size of the Board of Directors, the Company will be able to add directors in the future who have the expertise and/or experience in commercialization to assist in the continued expansion of the Company's business.

We propose to amend Article 19.1 of the Company’s current Articles to read as follows:

“19.1	The number of directors - the number of directors of the Company shall not be less than five (5) and not more than eleven (11) (including any outside directors whose appointment is required under law), unless otherwise decided by the general meeting by a majority of 75%.”

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to Article 19.1 of the Company's Articles of Association to increase the maximum number of directors that may serve on the board of directors to eleven (11) (including any outside directors whose appointment is required under law).”

The affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the amendment of Article 19.1 of the Company's Articles of Association.

PROPOSAL NO. 7

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION PROVIDING FOR EARLY EXPIRATION OF THE TERM OF OFFICE OF ANY DIRECTOR NOMINATED BY THE INVESTOR WHO PURCHASED AT LEAST $15 MILLION OF ADSs AND WARRANTS IN THE COMPANY’S DECEMBER 27, 2016 PUBLIC OFFERING IF THE INVESTOR AND ITS AFFILIATES DO NOT MEET CERTAIN BENEFICIAL OWNERSHIP LEVELS OF THE COMPANY’S SHARES

As part of our public offering which closed on December 27, 2016 (the “Offering”), the Company offered any investor purchasing, together with its affiliates, at least $15 million of ADSs and warrants in the Offering the right to nominate one person for election to the Company’s Board of Directors at the General Meeting (the “Nomination Right”), subject to satisfying certain conditions. One of the conditions to the Nomination Right was that the Company shareholders approve an amendment to the Articles providing that the term of office of any director elected to the Board of Directors, and originally nominated for election by an investor by virtue of the Nomination Right, shall automatically expire at the first annual meeting of shareholders following the General Meeting unless such investor, at least 75 days prior to such first following annual meeting of shareholders evidences to us its beneficial ownership, together with its affiliates, of at least 4% of our outstanding ordinary shares.  If not so expired at the first annual meeting following the General Meeting, the term of office of such director shall automatically expire at the second annual meeting of shareholders following the General Meeting unless such investor, at least 75 days prior to such second annual meeting following the General Meeting, evidences to us its beneficial ownership, together with its affiliates, of at least 4% of our outstanding ordinary shares. In any event, the term of office of such director shall automatically expire at the third general meeting of shareholders following the General Meeting unless re-elected by the Company’s shareholders.

EMC2 FUND LTD. purchased at least $15 million of ADSs and warrants in the December 27, 2016 public offering and was therefore granted the Nomination Right subject to the various conditions, including the amendment to the Articles described above. EMC2 FUND LTD. has nominated Mr. Nicolas A. Weinstein to the Board of Directors as described in Proposal 3 above. Mr. Weinstein's election to the Board of Directors is contingent on the amendment to the Articles described above.

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Accordingly, it is proposed to amend the Company's current Articles by adding the following provision as the seventh paragraph of Article 19.2.2 of the Articles:

“Notwithstanding the foregoing, the term of office of any director elected to the Company's board of directors, and originally nominated for election by virtue of the nomination right granted to any investor who purchased, in the Company's public offering which closed on December 27, 2016, together with its affiliates (as such term is defined in Rule 405 of the Securities Act of 1933, as amended), at least $15 million of ADSs and warrants (excluding the proceeds, if any, from the exercise of warrants), shall automatically expire at the first annual meeting of the Company shareholders following the annual meeting of the Company shareholders held in May 2017 unless such investor, at least 75 days prior to such first following annual meeting of shareholders evidences to the Company its beneficial ownership, together with its affiliates, of at least 4% of the Company's outstanding shares.  If not so expired at the first annual meeting of the Company shareholders following the annual meeting held in May 2017, the term of office of such director shall automatically expire at the second annual meeting of the Company shareholders following the annual meeting of the Company shareholders held in May 2017 unless such investor, at least 75 days prior to such second following annual meeting of shareholders, evidences to the Company its beneficial ownership, together with its affiliates, of at least 4% of the Company's outstanding shares. In any event, the term of office of such director shall automatically expire at the third annual meeting of the Company shareholders following the annual meeting held in May 2017 unless re-elected by the Company's shareholders.”

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to Article 19.2.2 of the Company's Articles of Association to provide for the early expiration of the term of office of any director elected to the Company's Board of Directors and originally nominated for election by virtue of the nomination right granted to certain investors in the Company's public offering which closed on December 27, 2016 if the investors do not meet certain beneficial ownership levels of our shares as described above.”

The affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the amendment to Article 19.2.2 of the Company's Articles of Association.

PROPOSAL NO. 8

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION TO CLARIFY THAT A SIMPLE MAJORITY SHAREHOLDER VOTE IS REQUIRED TO ELECT A DIRECTOR NOMINATED FOR A TERM OF LESS THAN THREE YEARS

As described above, according to the Articles, the Company's non-external directors are divided into three groups with as equal number of directors as possible. The term of one group of directors expires at each general annual meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the general annual meeting held in the third year following such election. The appointment of each group of non-external directors for such three-year terms is subject to the affirmative vote of a simple majority of the voting power represented at the applicable general annual meeting and voting thereon.

The Articles do not specifically address the shareholder vote required to appoint a director for a term which is less than three years. As a result, the Company proposes to amend Article 19.2.2 of the current Articles by adding the following language as the sixth paragraph thereof:

“Directors may be elected for a term of less than three years in order to ensure that the three groups of directors have as equal number of directors as possible as provided in Sub-Article 19.2.1 above.”

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Following such amendment, the appointment of directors for a term of less than three years will also require a simple majority of the voting power represented at an annual general meeting of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to Article 19.2.2 of the Company's Articles of Association to clarify that a simple majority shareholder vote is required to elect a director for a period of less than three years.”

The affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR amendment of Article 19.2.2 of the Company's Articles of Association.

PROPOSAL NO. 9

ENGAGEMENT OF MR. DROR BEN-ASHER AS THE COMPANY'S CHAIRMAN OF THE BOARD AND THE COMPANY'S CHIEF EXECUTIVE OFFICER

Under the Companies Law, the shareholders of the Company must approve the engagement of the Company's Chairman of the Board also as the Company's Chief Executive Officer, and such approval will be effective for a period of up to three years. The engagement of Mr. Ben-Asher as the Company's Chairman of the Board and Chief Executive Officer was previously approved for a period of three years commencing on May 4, 2014.

Mr. Dror Ben-Asher, co-founder of the Company, has served as the Company's Chief Executive Officer since August 3, 2009 and as the Chairman of the Board since its creation in August 3, 2009. The Board has determined that combining the role of Chief Executive Officer and Chairman of the Board is the most effective leadership structure at the present time considering, among other things, Mr. Ben Asher’s extensive experience in various fields that are relevant to the Company’s present and planned activities, and his role as co-founder and Chief Executive Officer. As the Chief Executive Officer, Mr. Ben-Asher has detailed knowledge of the risks, opportunities and challenges facing the Company and is, therefore, the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the Board’s time and attention are focused on the most important matters. The combined role of Chief Executive Officer and Chairman of the Board also facilitates the flow of information between management and the Board and ensures clear accountability for the implementation of the Company’s strategy and execution of its business plan.

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve the engagement of Mr. Dror Ben-Asher with the Company as both the Company's Chairman of the Board and the Company's Chief Executive Officer for a period of three years commencing on May 4, 2017."

The approval of Proposal 9 requires the affirmative vote at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Company's Board of Directors recommends a vote FOR approval of the proposed resolution.

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PROPOSAL NO. 10

APPROVAL OF REVISIONS TO THE COMPENSATION TERMS OF MR. DROR BEN-ASHER, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the Chairman of the Board of Directors since its incorporation until today. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's compensation policy, the Board of Directors and compensation committee have determined that the proposed revisions to the terms of employment described below are appropriate, reasonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

When discussing revisions to the terms of employment of Mr. Ben-Asher, the compensation committee and the Board of Directors took into consideration, inter alia: (a) Mr. Ben-Asher is one of the two entrepreneurs who founded the Company in August 2009 and has been leading the Company from the date of the Company's establishment until today; (b) the Company's strategic milestones achieved during the last year thanks to Mr. Ben-Asher's leadership and contribution; (c) the new and rapidly growing scale of the Company's operations and Mr. Ben-Asher's responsibilities related to R&D, commercial, operations, compliance, IR and HR, among others; and (d) the proposed revised terms of compensation do not significantly increase the Company's burn rate. The proposed revised terms of compensation comply with the compensation policy in that the fixed compensation of Mr. Dror Ben-Asher does not exceed the median salary cost (fixed component) of CEOs in the peer group compensation survey.

The proposed revisions to the terms of employment of Mr. Ben-Asher are (i) an increase of the salary of Mr. Ben-Asher from NIS 96,000 (approximately $26,000 based on the representative U.S. dollar – NIS rate of exchange on March 26, 2017) to 111,000 NIS per month (approximately $30,000 based on the representative U.S. dollar – NIS rate of exchange on March 26, 2017), and (ii) the grant of 500,000 options to purchase Ordinary Shares of the Company at an exercise price equal to $1.08, the average closing price of the Company's ordinary shares on the Tel-Aviv Stock Exchange in the last 30 trading days prior to Board approval of the grant to Mr. Ben-Asher, plus 10%. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be seven (7) years following the grant date. First vesting is scheduled to commence on June 30, 2017 and the options would become fully vested, in accordance with the terms of the grant, on March 31, 2021. The equity grant would be in accordance with the Company's 2010 Stock Option Plan, as amended, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.23% of the total outstanding equity of the Company on a fully diluted basis. The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as incentivize Mr. Ben-Asher to continue to contribute to the Company's success and results of operation.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the revisions to the terms of compensation of Mr. Dror Ben-Asher in accordance with the Company's Compensation Policy.”

The approval of Proposal 10 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter, provided that such majority includes: (i) a majority of the shares of the voting shareholders who are not controlling shareholders and do not have a personal interest in the approval of the proposal (abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent (2%) of the aggregate voting power in the Company.

The compensation committee and the Board of Directors recommend a vote FOR the approval of revisions to the terms of compensation of Mr. Dror Ben-Asher.

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PROPOSAL NO. 11

GRANT OF OPTIONS TO PURCHASE SHARES IN THE COMPANY TO NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase Ordinary Shares in the Company to each of the Company's non-executive directors: Dr. Shmuel Cabilly, Mr. Ofer Tsimchi, Ms. Nurit Benjamini, Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Dan Suesskind, Mr. Rick D. Scruggs and Mr. Nicolas A. Weinstein (each such grant subject to the election or re-election of such director to the Board, as provided in this Proxy Statement).

The compensation committee and Board of Directors have approved the proposed grant of options in light of each such non-executive director's contribution to the Company. The proposed grants comply with the principles of the compensation policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and significant contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

When discussing the suggested grants to the Company's non-executive directors, the compensation committee and the Board of Directors took into consideration, inter alia: (a) the non-executive directors have the experience, knowledge, skills and management abilities in the fields relevant to the Company's operations; (b) each of the Company's members of the Board of Directors is required to maintain adequate supervision over the Company's management in circumstances of significant increase in the Company's business activities as well as significant increase in applicable regulatory demands and expansion of commercial activity in the U.S.; (c) allocating options to the directors will increase their equity interest in the success of the Company and the results of its operations; and  (d) the grants of options to the Company’s directors complies with the Company's compensation policy.

The background and qualifications of Mr. Rick D. Scruggs, Mr. Nicholas A. Weinstein, Mr. Ofer Tsimchi and Ms. Nurit Benjamini are described in Proposals 2, 3, 4 and 5 of this Proxy Statement. Below are summaries of the background and qualifications of Dr. Shmuel Cabilly, Mr. Eric Swenden, Dr. Kenneth Reed and Mr. Dan Suesskind.

Dr. Shmuel Cabilly has served as a member of our board of directors since August 26, 2010, and has served on our compensation committee since May 5, 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent”. Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including Vidac Pharma Ltd., BioKine Therapeutics Ltd., Neuroderm Ltd., Biologic Design Ltd., and Ornim Inc. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

Eric Swenden has served as a member of our board of directors since May 3, 2010, and has served on our investment committee since May 5, 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of TBC S.A. and Alterpharma N.V. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our board of directors since December 15, 2009. Dr. Reed is a dermatologist practicing in a private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S and a M.D from the university of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with the over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a cofounder of Early Cell, a prenatal diagnostics company, and Prescient Pharma.

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Dan Suesskind has served as a member of our board of directors since February 21, 2011 and has served on our audit committee and investment committee since May 5, 2011. From 1977 to 2008, Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. Mr. Suesskind served as a director of Teva Pharmaceutical Industries Ltd. from 1981 to 2001 and again from 2010 - 2014. In addition, Mr. Suesskind currently serves on the board of directors of Syneron Medical Ltd., Israel Corporation Ltd. as well as a member of the board of trustees of the Hebrew University. Mr. Suesskind is one of the founders and a member of the steering committee of the Israeli Forum of Chief Financial Officers. Mr. Suesskind holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem, Israel, and an M.B.A. from University of Massachusetts. The board of directors has determined that Mr. Suesskind is a financial and accounting expert under Israeli law.

The proposal would grant to each of the directors 80,000 options. Each option granted represents an option to purchase an Ordinary Share of the Company at an exercise price equal to the average closing price of the Company's Ordinary Shares on the Tel-Aviv Stock Exchange in the last 30 trading days prior to the date of the General Meeting, plus 10% (but in no event less than the closing market price of the Company's Ordinary Shares on the date of the General Meeting). Each director's options would vest quarterly over four (4) years in equal parts (except that for Mr. Nicolas A. Weinstein, for whom this would be his first grant of options, the vesting of one quarter of his options would be completed after the elapse of one year, and thereafter vesting would be quarterly over the next three years in equal parts). The last date for exercise of the options will be seven (7) years following the grant date. First vesting is scheduled on June 30, 2017 (June 30, 2018 in the case of Mr. Nicolas A. Weinstein) and the options will become fully vested, in accordance with the terms of the grant, on March 31, 2021. The equity grants would be in accordance with the Company's 2010 Stock Option Plan, as amended, and the remaining terms of the equity grants would be in accordance with such plan. The proposed equity grant to each of the directors represents 0.04% of the total outstanding equity of the Company, on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of 80,000 options to each of Dr. Shmuel Cabilly, Mr. Ofer Tsimchi, Ms. Nurit Benjamini Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Dan Suesskind, Mr. Rick D. Scruggs and Mr. Nicolas A. Weinstein, in each case exercisable into Ordinary Shares of the Company.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

The Board and the compensation committee recommend that you vote FOR the approval of grant options to the non-executive directors of the Company.

PROPOSAL NO. 12

APPROVAL OF THE REDHILL BIOPHARMA LTD. AMENDED AND RESTATED AWARD PLAN (2010)

The Company’s compensation committee, followed by the Board of Directors (the “Board”), approved the adoption of the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010), effective immediately following approval at the General Meeting (the “Plan”), attached hereto as Appendix B, which amends and restates, in its entirety, the RedHill Biopharma Ltd. Option Plan (2010) originally adopted on February 4, 2010. The Plan provides for the granting of ordinary shares, American Depositary Shares, stock options under various tax regimes in Israel and the U.S., restricted shares, and other share-based awards to employees, directors and/or service providers, including advisors of the Company and/or of its subsidiaries and/or affiliated companies of the Company. The Plan provides for grants to be issued at the determination of the Board and/or any committee of the Board so designated by the Board in accordance with applicable laws.

The Plan is designed to assist the Company in attracting and retaining employees, officers and directors, as well as to provide incentives to other key service providers (“Eligible Persons”) of outstanding ability and to promote the alignment of their interests with those of the shareholders of the Company. Competition in our industry for such individuals is intense both in the U.S. and globally and, accordingly, compensation packages typically include equity awards in addition to salary and other benefits. The Company believes that the Plan will facilitate the Company’s process of recruiting and retaining Eligible Persons of outstanding ability.

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The following is a brief description of the material features of the Plan. Such description is qualified in its entirety by reference to the full text of the Plan, which is attached to this proxy statement as Appendix B.

The Board recommends that the shareholders vote FOR the approval of the Plan and this Proposal No. 12.

Description of the Plan

Shares Subject to the Plan.

Subject to certain adjustments, the maximum number of shares of the Company as to which stock options, restricted shares, and other share-based awards may be granted under the Plan is 33,646,039 shares (100% of which may be granted pursuant to ISOs (as defined below)). The number of shares available for Awards (as defined below), as well as the terms of outstanding Awards, are subject to adjustment as provided in the Plan for any division or consolidation of the Company’s share capital, or any other corporate capitalization event of a significantly similar nature.  As of the close of business on April 2, 2017, there were 20,275,548 ordinary shares of the Company issuable upon the exercise of outstanding Awards under the Plan.

Administration of the Plan.

The Plan is administered by the Board and/or by any committee of the Board so designated by the Board. Any subsequent references herein to the Board shall also mean any such committee. Except as otherwise provided in the Plan, the Board has plenary authority, in its discretion, to determine the terms and conditions of all Awards (which need not be identical), including, without limitation, whether the Awards will be exercisable into ordinary shares of the Company or into American Depositary Shares, the purchase price of the shares covered by each Award, the identity of those to whom, and the time or times at which, Awards shall be granted, the number of shares to be subject to each Award, whether an Award shall be granted pursuant to Section 102 (as defined below), Section 3(i) (as defined below), the Code (as defined below), or otherwise and when an Award can be exercised and whether in whole or in installments, as well as to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time change, subject to Section 102) the tax route applicable to Awards granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the Plan pursuant to applicable law. Except as otherwise provided in the Plan, the Board shall have plenary authority to construe and interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. In making these determinations, the Board may take into account the nature of the services rendered or to be rendered by Award recipients, their present and potential contributions to the success of the Company, and such other factors as the Board in its discretion deems relevant.  All determinations and decisions of the Board pursuant to the provisions of the Plan and all related orders and resolutions of the Board related thereto shall be final, conclusive, and binding on all persons, including the Company, its shareholders, grantees, and their respective estates and beneficiaries.

No director or officer of the Company shall be personally liable or obligated to any grantee as a result of any decision made and/or action taken with respect to the Plan or its execution.

Types of Awards.

The Plan provides for the grant of stock options, restricted shares, and other share-based awards (collectively, “Awards”) determined pursuant to the Plan, and such other securities as may be substituted for such shares pursuant to the Plan. Awards may be granted under various and different tax regimes, including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Income Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Income Tax Ordinance (“Section 3(i)”); (iii) as “incentive stock options” (“Incentive Stock Options” or “ISOs”) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), to employees of the Company (or any subsidiary that qualifies as a corporation) that are subject to U.S. income tax; (iv) as nonqualified stock options to persons subject to U.S. income tax, which would not qualify as Incentive Stock Options (“Non-ISOs”); and (v) to grantees in jurisdictions other than Israel and the United States.

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Stock Options. In connection with a grant of stock options, grantees receive the right to purchase a specified number of ordinary shares or American Depositary Shares at a specified option exercise price, vesting schedule, and other terms and conditions as are specified by the Board and included in the applicable award agreement. The option exercise price shall be determined by the Board on the date of grant and, to the extent the option is granted to a grantee subject to U.S. income tax, shall not be less than the fair market value of a share of the Company’s ordinary shares on the date the stock option is granted; provided, however, that if an ISO is granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all classes of shares of the Company (or any parent or subsidiary), the option exercise price shall be at least 110% of the fair market value of an ordinary share on the date of grant.

During the lifetime of a grantee, his or her stock options may only be exercised by the grantee or, if granted to a trustee, by the trustee on behalf of the designated grantee. The Company may require as a condition to the exercise of an option that the grantee pays or otherwise makes arrangements to the Company’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable arising out of or in connection with the Company’s obligation to deduct tax and other obligatory payments at the source) pursuant to applicable law and the provisions of the Plan. The Company (or the trustee, if applicable) has the right to withhold or to require a grantee to pay an amount in cash or to retain or sell without notice, shares in value sufficient to cover any tax or other obligatory payments required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to the options or the shares subject thereto. An option may be exercised by delivering to the Company, a notice of the exercise, accompanied by, or specifying the arrangements for, payment of the full option exercise price and all other tax and obligatory payments.

Except as otherwise provided in the applicable award agreement, stock options will vest in installments, gradually over a four-year period following the date of grant or such other period as determined by the Board. The Board is entitled to shorten the vesting schedule applicable to a stock option at any time. If a grantee ceases to be an employee, director, or service provider (or, if relevant, an employee of a service provider), other than (i) by reason of death, disability or retirement as provided in the Plan, or (ii) for cause, the option remains exercisable for 90 days (or three months in the case of an Incentive Stock Option) following the earlier of such termination or notice of termination (but only to the extent exercisable on the date of the grantee’s termination of employment and not beyond the option’s scheduled expiration date), unless the option agreement provides otherwise. Termination for cause results in termination of the option upon the earlier of such termination or notice of termination. Termination due to death, disability, or retirement after age 60 with the approval of the Board allows for the option to be exercised for 24 months, but in no event after the option’s stated final expiration date. In the case of an Incentive Stock Option, with respect to a termination of employment as a result of death or disability (within the meaning of Section 22(e) of the Code), the period shall be 12 months, and in the case of retirement, the period shall be three months (in each case, only to the extent exercisable on the date of the grantee’s termination of employment and not beyond the option’s scheduled expiration date).

Restricted Share Awards.  Restricted share awards entitle grantees to acquire ordinary shares of the Company subject to an agreement (the “Restricted Share Agreement”) specifying the terms and conditions of the Award. Restricted shares consist of shares that are restricted as to transfer, subject to forfeiture and/or re-purchase, and subject to other specified terms and conditions, including, without limitation, for the vesting in such a manner, on such date or dates, or upon the achievement of one or more performance goals or other conditions, in each case as may be determined by the Board and set forth in a Restricted Share Agreement. During the restriction period, the grantee may not sell, transfer, pledge, or otherwise encumber the restricted shares. The Board may, in its discretion, accelerate the vesting of restricted shares at any time and for any reason. To the extent required by the Income Tax Ordinance or the Israeli Tax Authority, restricted shares issued pursuant to Section 102 shall be issued to a trustee in accordance with the provisions of the Income Tax Ordinance, and the restricted shares shall be held by such trustee for the benefit of the grantee for such period as may be required by the Income Tax Ordinance. Except for the above restrictions and any others set forth in a Restricted Share Agreement, upon the grant of restricted shares, the grantee will generally have the rights of a shareholder with respect to the restricted shares, including the right to vote the restricted shares.

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Other Share-Based Awards. The Board is authorized, subject to limitations under applicable law, to grant such other Awards, including, without limitation, restricted share units, that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon, or related to, ordinary shares. The Board may also grant ordinary shares as a bonus and may grant other Awards in lieu of obligations of any member of the Company and/or any related company to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as determined by the Board in its discretion.

Term of Awards.

The term of each Award shall be for such period as the Board shall determine, but not more than ten (10) years from the date of grant thereof or such shorter period as is prescribed in the Plan; provided, however, with respect to Incentive Stock Options, if an employee owns or is deemed to own more than 10% of the combined voting power of all classes of shares of the Company (or any related company) and an Incentive Stock Option is granted to such employee, the term of such Incentive Stock Option (to the extent required by the Code) will be no more than five (5) years.

Transferability.

Awards and/or the right to an Award are personal and, except insofar as is specified in this Plan, and, where applicable, subject to Section 102, may not be transferred, assigned, pledged, withheld, attached or otherwise charged either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto.

Dividends and Dividend Equivalents.

The shares issued as a result of the vesting of restricted shares or the exercise of stock options shall participate equally with the Company’s other ~~s~~hares in every cash dividend that shall be declared and distributed. Unless otherwise set forth in a grantee’s Restricted Share Agreement, cash dividends and share dividends, if any, with respect to the restricted shares shall be withheld by the Company for the grantee’s account, and interest generally will not accrue or be paid on the amount of any cash dividends so withheld.

Adjustments Upon Changes in Capitalization.

Upon the occurrence of a cash dividend, bonus share distribution, the offering of rights to acquire securities of the Company to the Company’s shareholders, any event of division or consolidation of the Company’s share capital (or any other corporate capitalization event of a significantly similar nature), or a merger, spin-off, or any other structural change of the Company, then the Board shall adjust the option exercise price as well as the number and class of shares subject to an Award, to the extent permitted by the Plan. Notwithstanding the foregoing, no such adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any stock option to violate Sections 422 or 409A of the Code. All such adjustments must be made in accordance with the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject.

Grantee Eligibility.

The Board may grant options that are intended to qualify as Incentive Stock Options only to employees of the Company or its affiliates, and the Board may grant all other types of Awards to any Eligible Persons. Awards may be granted to employees, directors, and key service providers of the Company or any of its subsidiaries pursuant to the provisions of Section 102, Section 3(i), or the Code, as applicable.

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Termination or Amendment.

The Board may at any time terminate, modify, or amend the Plan; provided, however, that no amendment or modification may, without the consent of the grantee to whom any Award shall theretofore have been granted, adversely affect the rights of such grantee under such Award.

Term of Plan.

The Plan, as amended and restated, became effective immediately following approval at the General Meeting, subject to and conditioned upon shareholder approval of the Plan, and shall expire on the tenth anniversary of the General Meeting. No Award may be made under the Plan after its expiration date, but Awards made prior thereto may extend beyond that date in accordance with their terms and conditions.

U.S. Federal Income Tax Consequences

This section does not purport to address all aspects of U.S. federal income taxation and does not describe foreign, state, or local tax consequences. This discussion is based upon provisions of the Code and the Treasury Regulations issued thereunder, and judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

Under the Code, the Company will generally be entitled to a deduction for U.S. federal income tax purposes at the same time and in the same amount as the ordinary income that grantees recognize pursuant to Awards (subject to the grantee’s overall compensation being reasonable and to the discussion below with respect to Sections 162(m) and 280G of the Code). For grantees subject to U.S. income taxation, the expected U.S. federal income tax consequences of Awards are as follows:

Law Affecting Deferred Compensation.

In 2004, Section 409A was added to the Code to regulate all types of deferred compensation. If the requirements of Section 409A of the Code are not satisfied, deferred compensation and earnings thereon will be subject to tax as it vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain stock options, types of restricted shares, and restricted share units are subject to Section 409A of the Code.

Non-ISOs.

A grantee generally will not recognize income at the time a Non-ISO is granted. At the time a Non-ISO is exercised, the grantee will recognize ordinary income in an amount equal to the excess of (a) the fair market value of the ordinary shares issued to the grantee on the exercise date, over (b) the option exercise price paid for the shares. The grantee’s tax basis for the shares acquired under a Non-ISO will be equal to the option exercise price paid for such shares, plus any amounts included in the grantee’s income as compensation. At the time a grantee sells shares acquired pursuant to the exercise of a Non-ISO, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

ISOs.

A grantee will not recognize income upon the grant of an ISO. There are generally no tax consequences to the grantee upon exercise of an ISO (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is deemed a tax preference adjustment that could give rise to the federal alternative minimum tax, which may have significant tax repercussions depending upon the grantee’s particular tax status). Notwithstanding the foregoing, to the extent the fair market value (determined as of the date of grant) of the shares with respect to which the grantee’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as Non-ISOs for federal tax purposes, and the grantee will recognize ordinary income as if the ISOs were Non-ISOs.

The tax treatment of any shares acquired by exercise of an ISO will depend upon whether the grantee disposes of his or her shares prior to two years after the date the ISO was granted or one year after the shares were transferred to the grantee (referred to as, the “Holding Period”). If the ordinary shares are not disposed of within the Holding Period, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If the Holding Period requirements are not met, then a “disqualifying disposition” occurs. If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the ISO’s exercise price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the “disqualifying disposition” occurs. The grantee’s basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such “disqualifying disposition.” In addition, the amount received in such “disqualifying disposition” over the grantee’s increased basis in the shares will be treated as capital gain. However, if the price received for shares acquired by exercise of an ISO is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the grantee sustains a loss which otherwise would be recognizable under the Code, then the amount of ordinary income that the grantee will recognize is the excess, if any, of the amount realized on the “disqualifying disposition” over the basis of the shares.

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Special Rule if Option Exercise Price is Paid for in Shares.

If a grantee pays the option exercise price of Non-ISOs with previously-owned ordinary shares of the Company and the transaction is not a disqualifying disposition of shares previously acquired under an ISO, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The grantee’s tax basis and holding period for these shares received will be equal to the grantee’s tax basis and holding period for the shares surrendered. The shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the grantee to the extent of such shares’ fair market value. The grantee’s tax basis in such shares will be equal to their fair market value on the date of exercise, and the grantee’s holding period for such shares will begin on the date of exercise.

If the use of previously acquired shares to pay the exercise price of Non-ISOs constitutes a disqualifying disposition of shares previously acquired under an ISO, the grantee will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired on exercise of the ISO, over the aggregate option exercise price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an ISO occurs when the grantee disposes of such shares before the end of the Holding Period. The other tax results from paying the exercise price with previously-owned shares are as described above, except that the grantee’s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the grantee as a result of the disqualifying disposition.

Restricted Shares.

In general, a grantee will not recognize income at the time of grant of restricted shares, unless the grantee, within 30 days of the date of grant, elects under of Section 83(b) of the Code to accelerate income taxation to the Award’s date of grant. In that event, a grantee would recognize ordinary income equal to the excess of the market value of the restricted shares over any amount the grantee pays for them (in which case subsequent gain or loss would be capital in nature). In the absence of a timely election under Section 83(b) of the Code to accelerate income taxation to the Award’s date of grant, a grantee must recognize taxable income equal to the excess, if any, of the fair market value of the shares granted as restricted shares at such time as the shares are no longer subject to forfeiture or restrictions, over the amount paid, if any, by the grantee for such shares. At the time of the sale of such shares, any gain or loss realized by the grantee will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held. For purposes of determining any gain or loss realized, the grantee’s tax basis will be the amount previously taxable as ordinary income, plus the purchase price paid by the grantee, if any, for such shares.

Other Awards.

A grantee will generally not recognize taxable income at the time of grant of restricted share units or other stock-based awards, provided the restricted share units or other stock-based awards are exempt from or comply with Section 409A of the Code, and the Company will not be entitled to a tax deduction at such time. A grantee will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award, equal to the fair market value of any shares or property delivered and the amount of cash paid by the Company to the grantee, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

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Million Dollar Deduction Limit and Other Tax Matters.

The Company may not deduct compensation of more than $1,000,000 that is paid to an individual who, on the last day of the taxable year, is either our principal executive officer or an individual who is among the three highest compensated officers for the taxable year (other than our principal executive officer or the principal financial officer). The limitation on deductions does not apply to certain types of compensation, including qualified performance-based compensation, and only applies to compensation paid by a publicly-traded corporation (and not compensation paid by non-corporate entities).

If an individual’s rights under the Plan are accelerated as a result of a change in control and the individual is a “disqualified individual” under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income tax) payable by the individual on the value of such accelerated rights; and (ii) the loss by us of a compensation deduction.

Federal Tax Withholding.

Any ordinary income realized by a grantee upon the exercise or vesting of an Award under the Plan is subject to withholding of U.S. federal, state, and local income tax and to withholding of the grantee’s share of tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy federal income tax withholding requirements, we will have the right to require that, as a condition to delivery of any certificate for ordinary shares or the registration of the shares in the grantee’s name, the grantee remit to us an amount sufficient to satisfy the applicable withholding requirements. The Company has the right to withhold or to require a grantee to pay an amount in cash, or to retain or sell without notice shares of the Company’s stock having a value sufficient to cover any tax or other obligatory payments required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to an Award.

Withholding does not represent an increase in the grantee’s total income tax obligation, since it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the grantee’s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied to employees by January 31 of the succeeding calendar year. Deferred compensation that is subject to Section 409A of the Code will also be subject to certain federal income tax withholding and reporting requirements.

Israeli Income Tax Consequences

This Section does not purport to address all aspects of Israeli taxation that may be applicable to Awards.

Section 102 Options

Pursuant to Section 102, which came into effect on January 1, 2003, options, shares and other securities (including restricted shares) (collectively “Israeli Options”) may be granted either through a trustee or not through a trustee. The following is a brief discussion of the tax consequences applicable to both types of Israeli Options.

Granted Through a Trustee. Israeli Options granted through a trustee and held in trust are made either through the capital gains tax track (“Capital Gains Options”) or the compensation income tax track (“Work Income Options”). Capital Gains Options and Work Income Options can be granted only through a trustee. Under the capital gains tax track, the Capital Gains Options and the underlying shares have to be held in trust for at least 24 months from their date of grant. Any gain made on the sale of shares following the 24-month period is subject to a capital gains tax at a current rate of 25%; the amount of gain is the difference between the proceeds from the sale of shares and the exercise price paid for such shares. Generally, Capital Gains Options are not taxed on their date of grant. However, in the event that the exercise price of the options is less than the fair market value of our common stock on the date of grant, a portion of the gain will be deemed compensation income, taxable at the personal marginal tax rate of the grantee. The payment of such tax is made at the time of exercise of the Capital Gains Options. The portion of the gain that is deemed compensation income is the difference between the average value of the shares as listed on the stock exchange during the 30-day period prior to the date of grant and the exercise price of the option. If the Capital Gains Options or the underlying shares of such options are sold by the trustee or transferred from the trustee to the beneficiary before the end of the 24-month period, any resulting income (cash or equivalent) is taxed as compensation income. If the options have not been exercised and transferred from the trustee to the beneficiary, the taxable amount of income is the value of the option. If the options have been exercised, the taxable amount of income is the difference between the aggregate fair market value of the shares at the time of such sale or transfer and the aggregate exercise price paid for such shares.

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Under the compensation income tax track, the Work Income Options and the underlying shares have to be held in trust for at least 12 months from their date of grant. Any gain made on the sale of shares is subject to compensation income tax at the personal marginal tax rate of the respective grantee; the amount of gain is the difference between the proceeds from the sale of shares and the exercise price paid for such shares. Work Income Options are not taxed on their date of grant, but rather when such options or the underlying shares of such options are sold by the trustee or transferred from the trustee to the beneficiary. At such time, if the options have not been exercised, the taxable amount of income is the value of the option. If the options have been exercised, the taxable amount of income is the difference between the aggregate fair market value of the shares at the time of such sale or transfer and the aggregate exercise price paid for such shares.

A corporate tax deduction is available for an employer in the tax year in which tax is withheld. The deductible amount is equal to any amount included by a grantee as compensation income, except when a grantee is granted Capital Gains Options, including in the event that such Capital Gains Options or the underlying shares are sold by the trustee or transferred from the trustee to the beneficiary before the end of the applicable 24-month period. In such event, any resulting income to the grantee is deemed to be compensation income for tax purposes, but there would be no corresponding corporate tax deduction available to the employer.

Not Granted Through a Trustee. In the case of Israeli Options not granted through a trustee, if the shares are non-marketable securities, the option will not be subject to tax on the date of grant or upon the exercise of the option. However, ordinary income tax will be payable upon the sale of the shares acquired upon exercise of the option. The taxable amount will be the proceeds less the aggregate exercise price paid by the grantee. If the shares covered by the option have a market value, then the value of the option is treated as compensation income and subject to tax at the date of grant. There is no tax upon the exercise of the option. However, capital gains tax will be payable on the sale of the shares upon exercise of the option. The taxable amount will be the proceeds, less the value that was taxed at the date of grant and the aggregate exercise price paid by the grantee.

Section 3(i) Options.

Options granted under Section 3(i) may be granted to controlling shareholders, consultants, service providers and controlling shareholders (which are excluded from the term employees under Section 102). Grants of options for shares which are non-marketable are not taxed under the income tax rules on the date of grant, but such event creates VAT liability. However, they are subject to tax at the time of exercise at the ordinary income tax rate, and at the day such shares or sold at the capital gains tax rate. The difference between the fair market value of the shares at the time of exercise and the exercise price is taxed at the ordinary income tax rate. Any gain above such value at the time of sale of the shares is taxed at the capital gains rate. Grants of options for shares which have a market value are subject to tax on the date of grant, exercise of the option, and the sale of the shares. The value of the option is taxed on the date of grant at the ordinary income tax rate. The difference between the fair market value of the shares at the time of exercise and the sum of the exercise price and the amounts previously taxed at grant is taxed at the ordinary income tax rate. Any gain above such value at the time of sale of the shares is taxed at the capital gains rate.

Restricted Shares.

In the event that restricted shares are issued under Section 102 and held with a trustee, the tax treatment to the shareholders will be the same as that of Israeli Options approved under Section 102. If restricted shares are granted under Section 102 without being held by a trustee, or through the Section 3(i) of the Income Tax Ordinance, the shareholder will have to get a tax ruling from the Israeli Tax Authority for the postponement of the tax event arising from the issuance of the restricted shares, from the restricted shares issuance date to the date when the restriction on the restricted shares is removed, otherwise it might cause an immediate tax event to the shareholder with an immediate withholding tax obligation of the Company.

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General Tax Law Considerations.

The preceding paragraphs are intended to be merely a summary of certain important U.S. and Israeli tax law consequences concerning a grant or the vesting of Awards under the Plan and the disposition of shares issued thereunder in existence as of the date of this proxy statement. Special rules may apply to the Company’s officers, directors, or greater than 10% shareholders. Grantees in the Plan should review the current tax treatment with their individual tax advisors at the time of grant, vesting, exercise or any other transaction relating to an Award or the underlying shares.

New Plan Benefits

We cannot currently determine the benefits or number of shares subject to Awards that may be granted in the future to eligible grantees under the Plan because the grant of Awards and terms of such Awards are to be determined in the sole discretion of the Board.

The market value of our ordinary shares on the Tel Aviv Stock Exchange is $0.96 per share based on the closing price of our ordinary shares on April 2, 2016.

It is proposed that the following resolution be adopted at the General Meeting:

“RESOLVED, to approve the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010), substantially in the form as set out in Appendix B to this Proxy Statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution..

The Company's Board of Directors recommends a vote FOR approval of the proposed resolution.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Dror Ben-Asher

Chairman of the Board of Directors
Dated: April 3, 2017

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Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name:	Signature:

Date:

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1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

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Appendix B

Confidential

RedHill Biopharma Ltd.

(the “Company”)

AMENDED AND RESTATED AWARD PLAN (2010)

Originally Adopted by the Board of Directors on February 4, 2010,

As been amended from time to time, and

As most recently amended and restated by the Board of Directors on March 23, 2017

B-1

TABLE OF CONTENTS

1.	Preamble	B-3

2.	Administration of the Plan	B-4

3.	Shares Subject to the Plan	B-5

4.	Option Exercise Prices	B-5

5.	Exclusivity of the Plan	B-6

6.	Grant of the Awards to the Trustee; Voting of Shares	B-6

7.	Award Agreement; Termination of Employment	B-7

8.	Acceleration of an Award; Liquidation	B-10

9.	Term of Awards; Exercise	B-11

10.	Restricted Shares	B-12

11.	Taxation	B-14

12.	Dividends	B-15

13.	Rights and/or Benefits arising out of the Employee/Employer Relationship and the Absence of an Obligation to Employ	B-16

14.	Adjustments Upon Changes in Capitalization	B-16

15.	Term, Termination and Amendment	B-17

16.	Effectiveness of the Plan; Approvals	B-17

17.	Release of the Trustee and the Attorney from Liability	B-17

18.	Governing Laws	B-18

APPENDICES

Appendix A:	Employee’s Notice to the Trustee as to Exercise of the Option (Section 9.2)	B-19

Appendix B:	Notice to the Company of Exercise of the Option by the Trustee (Section 9.2)	B-20

B-2

1.       PREAMBLE

1.1	This plan, as amended from time to time, shall be known as the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010) (the “Plan”). The purpose and intent of the Plan is to provide incentives to employees, directors and/or service providers including advisors of the Company and/or of subsidiaries and/or affiliated companies of the Company (each a “Related Company” and collectively, “Related Companies”) by providing them with the opportunity to purchase a proprietary interest in the Company by the issuance of ordinary shares of the Company (“Shares”) and/or American Depositary Shares, and by the grant of options and awards of restricted shares (“Restricted Shares”), Restricted Share Units (“RSUs”) and other share-based awards pursuant to the Plan , determined pursuant to the Plan, and such other securities as may be substituted for such shares pursuant to this Plan (collectively, “Awards”).

1.2	The Plan is intended to enable the Company to grant Awards under various and different tax regimes, including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Income Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Income Tax Ordinance; (iii) as “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (“Incentive Stock Options” and the “Code”, respectively) to Employees (as defined below) of the Company or any subsidiary of the Company which qualifies as a Corporation (as defined below); (iv) as options to U.S. residents, which would not qualify as Incentive Stock Options (“Non-Qualified Stock Options”); and (v) to grantees in jurisdictions other than Israel and the United States.

The Company, however, does not warrant that the Plan will be recognized by the income tax authorities in any jurisdiction or that future changes will not be made to the provisions of applicable laws, or rules or regulations which are promulgated from time to time thereunder, or that any exemption or benefit currently available, whether pursuant to Section 102 or otherwise, will not be abolished.

For purposes of the Plan, (i) the term “Employee” means a common law employee (as defined in accordance with the regulations and revenue rulings then applicable under Section 3401(c) of the Code) of the Company or any subsidiary of the Company; provided, however, in the case of individuals whose employment status, by virtue of their employer or residence, is not determined under Section 3401(c) of the Code, Employee means an individual treated as an employee for local payroll tax or employment purposes by the applicable employer under applicable law; and (ii) the term “Corporation” means any entity that is defined as a corporation under Section 7701 of the Code and is the Company or is in an unbroken chain of corporations (other than the Company) beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing a majority of the total combined voting power of all classes of stock in one of the other corporations in the chain.

1.3	The Board of Directors of the Company (the “Board”) shall have the authority to make any requisite adjustments in the Plan and determine the relevant terms in any Agreement (as defined in Section 7 below) in order to comply with the requirements of any relevant tax regime. Furthermore, should any provision of Section 102 be amended, such amendment shall be deemed included in the Plan with respect to Awards granted in the context of Section 102. Where a conflict arises between any section of the Plan, the Agreement or their application, and the provisions of any relevant tax law, rule or regulation, whether relied upon for tax relief or otherwise, the Board in its sole discretion shall determine the necessary changes to be made to the Plan and its determination regarding this matter shall be final and binding.

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1.4	The Plan contemplates the grant of Awards by the Company both as a private company and as a company whose securities are publicly-traded. In the event the Company’s securities should be registered for trading on the Tel Aviv Stock Exchange, the New York Stock Exchange, any other stock exchange or an electronic quotation system, whether in Israel, the USA or elsewhere, the Awards allotted in accordance with the Plan may be made conditional to any requirement or instruction of the stock exchange authorities or of any other relevant authority acting pursuant to applicable law as shall exist from time to time. In such case, by means of a Board resolution, the Plan and the Agreements prepared pursuant hereto, may be amended as necessary to meet such requirements. In the event of a contradiction between any such amendment and the Plan’s provisions, the amendment shall prevail.

2.	ADMINISTRATION OF THE PLAN

2.1	The Plan shall be administered by the Board and/or by any committee of the Board so designated by the Board. Any subsequent references herein to the Board shall also mean any such committee, if appointed and, unless the powers of the committee have been specifically limited by law or otherwise, such committee shall have all of the powers of the Board granted herein. Without derogating from the generality of the foregoing, the Board shall have the authority to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time change, subject to Section 102) the tax route applicable to Awards granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the Plan pursuant to applicable law. Subject to Sections 4 and 15, the Board shall have plenary authority to determine the terms and conditions of all Awards (which need not be identical), including, without limitation, whether the Awards will be exercisable into ordinary shares of the Company or into American Depositary Shares, the purchase price of the Shares covered by each Award, the identity of those to whom, and the time or times at which, Awards shall be granted, the number of Shares to be subject to each Award, whether an Award shall be granted pursuant to Section 102 or otherwise and when an Award can be exercised and whether in whole or in installments. Subject to Section 15, the Board shall have plenary authority to construe and interpret the Plan, to prescribe, amend and rescind the rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. All determinations and decisions of the Board pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its shareholders, grantees and their estates and beneficiaries.

2.2	Any directive or notice signed by a member of the Board shall constitute conclusive proof and authority for every act or decision of the Company.

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2.3	No director or officer of the Company shall be personally liable or obligated to any grantee as a result of any decision made and/or action taken with respect to the Plan or its execution.

3.	SHARES SUBJECT TO THE PLAN

The maximum number of ordinary shares of the Company that may be issued under the Plan is 33,646,039 Shares, one hundred percent (100%) of which may be granted pursuant to Incentive Stock Options. The Board may from time to time increase or decrease the maximum number of ordinary shares that may be issued under the Plan.

4.	OPTION EXERCISE PRICES

The consideration to be paid by a grantee for each Share purchased by exercising an option (the “Option Exercise Price”) shall be as determined by the Board on the date of grant, provided that the Option Exercise Price shall not be less than the nominal value of the Shares subject to the option, and if on the date of grant the Company’s Shares are listed on any established stock exchange or a national market or quotation system, then except as otherwise determined by the Board, the Option Exercise Price shall not be less than the closing price on the date of grant on such established stock exchange or a national market or quotation system. The Option Exercise Price shall be denominated in the currency of the primary economic environment of, either the Company or the grantee (that is the functional currency of the Company or the currency in which the grantee is paid) as determined by the Company.

The Board may, in its discretion, grant to the holder of an outstanding option, in exchange for the surrender and cancellation of such option, a new option having an Option Exercise Price lower than provided in the option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe in accordance with the provisions of this Plan provided that such new Option Exercise Price shall not be less than the nominal value of the Shares subject to the new option.

Notwithstanding anything herein to the contrary, with respect to the grant of a Non-Qualified Stock Option or an Incentive Stock Option, the Option Exercise Price shall be no less than the Fair Market Value (as defined below) of a Share on the date of grant of such Non-Qualified Stock Option or Incentive Stock Option; provided, however, if an Incentive Stock Option is granted to an Employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any Related Company), the Option Exercise Price shall be at least one hundred ten percent (110%) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option.

For purposes hereof, the “Fair Market Value” of the Shares shall mean, as of any date, the last reported sale price, on that date, of the Shares of the Company on the principal securities exchange on which such Shares are then traded, or, in the event that no sales of such Shares took place on such date, the last reported sale price of such Shares on such principal securities exchange on the most recent prior date on which a sale of Shares took place; provided, however, that if such Shares are not publicly traded on the date as of which Fair Market Value is to be determined, “Fair Market Value” of the Shares shall mean the value as determined in good faith by the Board. The determination of Fair Market Value shall, where applicable, be in compliance with Section 409A of the Code.

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5.	EXCLUSIVITY OF THE PLAN

Unless otherwise determined by the Board in any particular instance as part of the Agreement, each grantee hereunder will be required to declare and agree that all prior agreements, arrangements and/or understandings with respect to Awards and options to purchase Shares of the Company which have not actually been granted prior to execution of the Agreement shall be null and void and that only the provisions of the Plan and/or the Agreement shall apply.

Notwithstanding the above, the adoption of this Plan, by itself, shall not be construed as amending, modifying or rescinding any incentive arrangement previously approved by the Board or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

6.	GRANT OF THE AWARDS TO THE TRUSTEE; VOTING OF SHARES

6.1	The Board shall appoint a trustee for the purposes of this Plan, which trustee shall be approved, with respect to grants designated as grants made through a trustee pursuant to Section 102, in accordance with Section 102 (the “Trustee”). The Trustee shall have all the powers provided by law, Section 102 and the Plan and shall act pursuant to the provisions thereof, as they shall apply from time to time. The Company shall pay the Trustee a fee as shall be agreed between the Trustee and the Company.

6.2	Unless otherwise determined by the Board, all Awards shall be issued by the Company in the name of the Trustee and the Share certificates representing any Shares issued pursuant to options exercised hereunder or Shares vested under other Awards granted hereunder, and any and all other or additional rights deriving in connection therewith, if any, such as, but not limited to, bonus Shares (Share dividends) (“Additional Rights”), shall be issued by the Company in the name of the Trustee in trust for the designated grantee and shall be deposited with the Trustee, held by him or her and registered in his or her name in the register of members of the Company for such period as determined by the Board but, in the case of grants designated as grants made through a trustee pursuant to Section 102, not less than the period required, or approved, with respect thereto pursuant to Section 102, as shall be in effect from time to time (the “Required Holding Period”).

Furthermore, and without derogating from the aforesaid or any other provision hereof, with respect to Awards granted which were designated as made through a trustee pursuant to Section 102: (i) they may not be sold until the end of the Required Holding Period, unless otherwise allowed or determined by the Israeli tax authorities; and (ii) all Additional Rights will be subject to the same tax route applicable to the original Award.

6.3	Awards granted and designated as grants made through a trustee pursuant to Section 102 will be held by the Trustee and registered in his name in trust for the designated grantee, for not less than the Required Holding Period.

6.4	Awards granted hereunder shall not confer upon the holder thereof any of the rights of a shareholder of the Company with respect to the Shares subject to such Awards until such Shares are issued and registered in the name of the holder upon exercise of the options.

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6.5	For as long as any Shares are held by the Trustee or registered in his name or for as long as the certificates representing any Shares are held by the Trustee, the Trustee alone shall be entitled to receive every notice to which a shareholder is entitled, or to demand any information, and any financial and/or other report to which a shareholder is entitled from the Company, and only he or whomever he shall designate pursuant to the Proxy and Power of Attorney referred to and as defined in Section 10.2 below (the “Attorney”), shall be entitled to exercise every other right of the shareholders vis-a-vis the Company including the right to participate in and to vote at all shareholders’ meetings. No grantee shall be entitled to exercise any of these rights as shareholder nor make any demand or request of the Trustee and/or of the Attorney in this regard.

6.6	Shares registered in the Trustee’s name shall be represented at all meetings of shareholders of the Company and shall be voted by the Trustee or the Attorney in the same manner, proportionately, as the other shareholders of the Company voting on such matter.

6.7	Nothing in the foregoing provisions shall derogate from the power of the Board to grant options to the Trustee otherwise than under the provisions of Section 102 or to grant options to grantees directly otherwise than through the Trustee or on terms which differ from those specified above or to approve the transfer of Shares from the Trustee to the name of any grantee(s) upon such conditions as shall be determined by the Board.

7.	AWARD AGREEMENT; TERMINATION OF EMPLOYMENT

Unless otherwise determined by the Board, every grantee shall be required to sign grant letter or other documents as shall be determined by the Board, in the form approved by the Board (the “Agreement”).

The Agreement shall specify the type of Award granted and whether it constitutes an Award pursuant to Section 102, and if so, under which regime, an Award pursuant to Section 3(i) of the Income Tax Ordinance, an Incentive Stock Option, a Non-Qualified Stock Option or otherwise. The Agreement need not be identical with respect to each grantee. The following terms, however, shall apply to all Awards, unless expressly otherwise decided in respect of a particular Award:

7.1	The Option Exercise Price shall be paid by the grantee to the Company no later than the date of exercise of the option unless otherwise determined in the Agreement.

7.2	The grantee shall have no right of first refusal to purchase Shares of the Company which may be offered for sale by shareholders of the Company, and shall have no pre-emptive rights to purchase Shares which are being allotted or shall in the future be allotted by the Company, to the extent any such rights otherwise exist.

7.3	The Award and/or the right to the Award are personal and except insofar as is specified in this Plan, and, where applicable, subject to Section 102, may not be transferred, assigned, pledged, withheld, attached or otherwise charged either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. During the lifetime of the grantee the Award may only be exercised by the designated grantee or, if granted to the Trustee, by the Trustee on behalf of the designated grantee. A note as to the provisions of this sub-section or a legend may appear on any document which grants the Award and in particular in the Agreement, and also on any Share certificate.

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7.4	The right to exercise an option is granted to the Trustee on behalf of the grantee. Unless otherwise provided in the Agreement, vesting shall be in installments, gradually over a period of four (4) years from the date of grant of the option or such other period or periods as determined by the Board. Unless otherwise determined, at the conclusion of each period for the exercise of the option as determined in the Agreement (“Vesting Periods”), the option may, from time to time, be exercised in relation to part or all the Shares allocated for that period in such manner that at the end of each year following the granting of the option the Trustee shall, in the absence of a contrary determination in the Agreement, be entitled to exercise on behalf of the grantee and at his or her request up to one third (1/4) of the Shares subject to the option.

In addition, during each of the Vesting Periods, the option may be exercised in relation to all or part of the Shares allocated for any previous Vesting Period in which the option was not fully exercised, provided, subject to the provisions of Section 7.7 hereof, that at the time of the exercise of the option the grantee has continued to be employed by or to serve as a director of or provide services to, the Company or a Related Company on a continual basis from the date of the grant thereof until the date of their exercise. After the end of the Vesting Periods and during the balance of the option period, the option may be exercised, from time to time, in relation to all or part of the Shares which have not at that time been exercised and which remain subject to the option, subject to the provisions of Section 7.7 hereof and to any condition in the Agreement, if such exists, which provides a minimum number of Shares with respect to which the option may be exercised and any provision which determines the number of times that the Trustee may send the Company notice of exercise on behalf of the grantee in respect of the option. The Board shall be entitled at any time to shorten the vesting schedule or any Vesting Period.

7.5	The Board may determine at its sole discretion, that any grantee shall be entitled to receive the Awards, through the Trustee, pursuant to the provisions of this Plan or, subject to the provisions of Section 102 as relevant, directly in the name of the grantee, immediately upon execution of the Agreement or on such other date or dates as the Company has undertaken towards such grantee. In the event that a grantee is exempt from the Vesting Periods (pursuant to the provisions of Section 7.4), the Board shall be entitled, subject to the provisions of Section 102 as relevant, to determine that where the grantee does not comply with the conditions determined by the Board or ceases to be an employee of the Company or a Related Company, the Trustee, the Company or a Related Company shall have the right to repurchase the Shares from the grantee for nominal or any other consideration paid by the grantee or as otherwise determined by the Board at the time of grant. The Board may set additional conditions to this right of repurchase, including the provision of appropriate arrangements for the monies which shall be available to the Trustee or a Related Company or others for the purpose of the repurchase and may set conditions with respect to the voting rights of the grantee, rights of first refusal or pre-emptive rights to purchase Shares in the Company, to the extent such rights exist, the grantees right to receive reports or information from the Company, and the grantee’s right to a dividend in respect of Shares which are subject to a right of reacquisition as aforesaid. For as long as the foregoing conditions of the Board (including a minimum period of employment as a condition for the lapse of the right to reacquisition) have not been complied with, the grantee shall not be entitled to sell or charge or transfer in any other manner the Shares which are subject to the right of reacquisition. As security for the compliance with this undertaking the Share certificate will be deposited with the Trustee who will release the same to the grantee only after the grantee becomes entitled to the Shares and the same are not subject to any other restrictive condition.

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7.6	With respect to the grant of Incentive Stock Options, the Board may not grant Incentive Stock Options to any Employee which would permit the aggregate Fair Market Value (determined on the date of grant) of the Shares with respect to which Incentive Stock Options (under this and any other plan of the Company and its subsidiaries) are exercisable for the first time by such Employee during any calendar year to exceed $100,000 (U.S.). To the extent any option granted under this Plan which is designated as an Incentive Stock Option exceeds this limit or otherwise fails to qualify as an Incentive Stock Option, such option (or any such portion thereof) shall be a Non-Qualified Stock Option. If Shares acquired upon exercise of an Incentive Stock Option are disposed of by the grantee prior to the expiration of either two (2) years from the date of grant of such Incentive Stock Option or one (1) year from the transfer of Shares to the grantee pursuant to the exercise of such Incentive Stock Option, or in any other “disqualifying disposition” within the meaning of Section 422 of the Code, such grantee shall be required to notify the Company in writing of the date and terms of such disposition. A disqualifying disposition by a grantee shall not affect the status of any other option granted under the Plan as an Incentive Stock Option.

7.7	Termination of Employment

7.7.1	If a grantee ceases to be an employee, director or service provider (or, if relevant, an employee of a service provider) of the Company or a Related Company, other than: (i) by reason of death, disability (as determined by the Board in its absolute discretion) or retirement as provided in Section 7.7.3 below; or (ii) for Cause (as defined in Section 8.2 below) (at which time the option shall terminate immediately upon the earlier of such cessation or notice of cessation); the option shall remain exercisable for a period of ninety (90) days (or three (3) months in the case of an Incentive Stock Option) following the earlier of such cessation or notice of cessation (but only to the extent exercisable at termination of employment and not beyond the scheduled expiration date), unless the Agreement provides otherwise.

7.7.2	If the employment or the director or service-provider relationship of a grantee is terminated by reason of death, disability (as determined by the Board in its absolute discretion) or retirement after age 60 with the approval of the Board, the option shall remain exercisable for a period of twenty four (24) months following such termination (but only to the extent exercisable at termination of employment and not beyond the scheduled expiration date); provided, however, in the case of an Incentive Stock Option, with respect to a termination of employment as a result of death or disability (within the meaning of Section 22(e) of the Code), the period shall be twelve (12) months, and in the case of retirement, the period shall be three (3) months (in each case, only to the extent exercisable at termination of employment and not beyond the scheduled expiration date).

7.7.3	The Board may determine whether any given leave of absence constitutes a termination of employment. Options awarded under this Plan shall not be affected by any change of employment so long as the grantee continues to be an employee, director or service-provider, as applicable, of the Company or a Related Company.

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7.7.4	Notwithstanding the foregoing, the Board may in its absolute discretion, extend the period of exercise of the option by a grantee or grantees for such time as it shall determine either with or without conditions.

8.	ACCELERATION OF AN AWARD; LIQUIDATION

8.1	Acceleration in the Event of Sale of Assets, Certain Mergers. In the event of: (i) a sale of all or substantially all of the assets of the Company; or (ii) a consolidation or merger of the Company in which the Company is not the continuing or surviving corporation and the continuing or surviving corporation (or, if such transaction is effected through a subsidiary, the parent of such continuing or surviving corporation), does not assume the Award or substitute it with an appropriate award in the continuing or surviving corporation (or in the parent as aforesaid), then, notwithstanding any contrary Vesting Periods in any Agreement or in this Plan, and unless in each case: (A) the applicable Agreement provides otherwise; or (B) the Board determines otherwise, all of the outstanding Awards held by or for the benefit of any grantee whose vesting dates fall within the first twelve (12) months thereafter shall be accelerated and become vested and exercisable immediately prior to the consummation or closing of such proposed action.

8.2	Acceleration in the Event of a Significant Event. If a “Significant Event”, as defined below, shall occur, and following which the employment of a grantee with the Company or a Related Company is terminated by the Company or a Related Company, other than for “Cause” as defined below; and unless the applicable Agreement provides otherwise, all of the outstanding Awards held by or for the benefit of any grantee shall be accelerated and become immediately vested and exercisable.

Each of the following shall be a “Significant Event”: a consolidation or merger of the Company with or into another corporation approved by the Board of the Company in which the Company is the continuing or surviving corporation or in which, if the Company is not the continuing or surviving corporation, the continuing or surviving corporation (or, if such transaction is effected through a subsidiary, the parent of such continuing or surviving corporation) assumes the Award or substitutes it with an appropriate award in the surviving corporation (or in the parent as aforesaid).

The term “Cause” shall mean, for the purposes hereof, conviction (whether following trial, by plea of guilty or failure to contest prosecution) in a criminal proceeding of (i) a misdemeanor involving fraud, false statements or misleading omissions, embezzlement, bribery, forgery or extortion; or (ii) a felony; or (iii) an equivalent charge to those in (i) and (ii) above in jurisdictions which do not use those designations.

8.3	Acceleration in the Event of a Hostile Takeover. Notwithstanding the provisions of Sections 8.1 and 8.2 above, if a “Hostile Takeover”, as defined below, shall occur, and unless the applicable Agreement provides otherwise, all of the outstanding options held by or for the benefit of any grantee shall be accelerated and become immediately vested and exercisable.

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Each of the following shall be a “Hostile Takeover”: an occurrence where a person, entity or group that was not an interested party, as defined under the Israeli Securities Law 1968 on the date of the initial public offering of the Company’s ordinary shares, becomes a “controlling shareholder,” as defined in the Israeli Securities Law 1968, or a “holder,” as defined in the Israel Securities Law 1968, of 25% or more of the voting rights in the Company or any merger or consolidation involving the Company, in each case without a resolution by the Board supporting the transaction.

8.4	Liquidation; Merger. Unless otherwise determined by the Board, in the event of: (i) the proposed liquidation or dissolution of the Company; or (ii) a consolidation or merger as described in Section 8.1 (ii) above; all outstanding Awards (including, without limitation, any Awards accelerated pursuant to Section 8.1 above) will terminate and expire immediately upon to the consummation or closing of such proposed action. Without derogating from any other right or authority of the Board hereunder, the Board may, in connection with any proposed liquidation or dissolution, or in connection with any merger or consolidation as aforesaid, determine any other date and time upon which any outstanding Awards will terminate and may also provide for the acceleration and vesting of, and right to exercise, any option which would not otherwise be exercisable.

9.	TERM OF AWARDS; EXERCISE

9.1	The term of each Award shall be for such period as the Board shall determine, but not more than ten (10) years from the date of grant thereof or such shorter period as is prescribed in Section 7.7 or 8.3 hereof; provided, however, with respect to Incentive Stock Options, if an Employee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than ten percent (10%) of the combined voting power of all classes of stock of the Company (or any Related Company) and an Incentive Stock Option is granted to such Employee, the term of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no more than five (5) years from the date of grant thereof.

9.2	A grantee who desires that the Trustee exercise an option granted to the Trustee on his or her behalf shall so instruct the Trustee in writing in the form annexed hereto as Appendix A or in such other form as shall be approved by the Board from time to time. The notice shall be accompanied by, or specify the arrangements for, payment of the full Option Exercise Price of such Shares as provided in the Agreement. The Company may require as a condition to the exercise of an option that the grantee pay or otherwise make arrangements to the Company’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable arising out of or in connection with the Company’s obligation to deduct tax and other obligatory payments at source) pursuant to applicable law and the provisions of the Plan. The Company may also require that the grantee provide or make such representations and agreements as to grantee’s investment intent and such other matters as the Company may deem necessary, advisable or appropriate at such time. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment or other arrangement with respect to the payment of any applicable taxes in form satisfactory to the Company and the Trustee, the Trustee shall deliver a notice to the Company in the form annexed hereto as Appendix B or in such other form as shall be approved by the Board from time to time, whereupon the Company shall allot the Shares in the name of the Trustee.

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9.3	A grantee who desires to exercise an option granted directly to him or her (and not through the Trustee) shall so notify the Company in writing in such form as shall be prescribed by the Board from time to time. As a condition for the exercise of the option, the grantee shall pay or otherwise make arrangements, to the Company’s and Trustee’s satisfaction, for the payment of the tax and other obligatory payments applicable to him or her (including all sums payable by the Company arising out of its obligation to deduct tax and other obligatory payments at source) pursuant to applicable law and the provisions of the Plan. Upon receipt of all the requisite documents, approvals and payments from the grantee, including sufficient proof of payment or other arrangement with respect to the payment of any applicable taxes in form satisfactory to the Company and the Trustee, the Company shall allot the Shares in the name of the grantee.

9.4	Without limiting the foregoing, the Board may, with the consent of the grantee, from time to time cancel all or any portion of any option then subject to exercise, and the Company’s obligation in respect of such option may be discharged by: (i) payment to the grantee or to the Trustee on behalf of the grantee of an amount in cash equal to the excess, if any, of the Fair Market Value of the relevant Shares at the date of such cancellation subject to the portion of the option so canceled over the aggregate Option Exercise Price of such Shares; (ii) the issuance or transfer to the grantee or to the Trustee on behalf of the grantee of Shares of the Company with a Fair Market Value at the date of such transfer equal to any such excess; or (iii) a combination of cash and Shares with a combined value equal to any such excess, all as determined by the Board in its sole discretion.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Income Tax Ordinance, if at the date of grant the Company’s Shares are listed on any established stock exchange or a national market or quotation system, the Fair Market Value of an Share at the date of grant shall be determined in accordance with the average value of the Company’s Shares during the thirty (30) trading days preceding the date of grant, or in the thirty (30) trading days following the date of registration for trading, as the case may be.

9.5	Exercise of options will not be permitted on the effective date for distribution of bonus Shares, rights offering, distribution of a dividend, capital consolidation, capital split or capital reduction (all of the above will be: “Effective Date” and “Company Event”, respectively).

If the Ex Date of a Company Event precedes the Effective Date of a Company Event, the exercise of options will not be permitted on the Ex Date as mentioned.

Ex Date - the first trading day, in which the securities are traded without the right to any payment under a Company Events.

10.	RESTRICTED SHARES

10.1	General

Restricted Shares may be granted to a grantee in such form and having such terms and conditions as the Board shall deem appropriate. The provisions of separate Awards of Restricted Shares shall be set forth in separate Restricted Share Agreements (“Restricted Share Agreements”), which need not be identical. Subject to the restrictions set forth in Section 10.2 hereof, and except as otherwise set forth in the applicable Restricted Share Agreement, the grantee shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. Unless otherwise set forth in a grantee's Restricted Share Agreement, cash dividends and share dividends, if any, with respect to the Restricted Share shall be withheld by the Company for the grantee’s account. Except as otherwise determined by the Board, no interest will accrue or be paid on the amount of any cash dividends withheld.

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10.2	Vesting and Restrictions on Transfer

Restricted Shares shall vest in such manner, on such date or dates, or upon the achievement of performance or other conditions, in each case as may be determined by the Board and set forth in a Restricted Share Agreement; provided, however, that notwithstanding any such vesting dates, the Board may in its sole discretion accelerate the vesting of any Award of Restricted Shares at any time and for any reason. Unless otherwise specifically determined by the Board, the vesting of an Award of Restricted Shares shall occur only while the grantee is employed by or rendering services to the Company or a Related Company, and all vesting shall cease upon the termination of the employment or service of a grantee for any reason. In addition to any other restrictions set forth in a grantee’s Restricted Share Agreement, the grantee shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares prior to the time the Restricted Shares have vested pursuant to the terms of the Restricted Share Agreement or for such other period as the Board shall determine (the “Restricted Period”). Certificates for Shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, and any attempt to dispose of any such Shares in contravention of such restrictions shall be null and void and without effect. Such certificates may, if so determined by the Board, be held in escrow by an escrow agent appointed by the Board, or, if a Restricted Share Award is made pursuant to Section 102, by the Trustee. In determining the Restricted Period of an Award the Board may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. To the extent required by the Income Tax Ordinance or the Israeli Tax Authority, the Restricted Shares issued pursuant to Section 102 of the Income Tax Ordinance shall be issued to the Trustee in accordance with the provisions of the Income Tax Ordinance and the Restricted Shares shall be held by the Trustee for the benefit of the grantee for such period as may be required by the Income Tax Ordinance.

10.3	Forfeiture

Subject to such exceptions as may be determined by the Board, if the grantee's continuous employment or other service with the Company and/or any Related Company shall terminate for any reason prior to the time that such grantee’s Restricted Shares have vested, any such Restricted Shares remaining subject to vesting or restrictions or with respect to which the purchase price has not been paid in full, shall thereupon be forfeited and shall be deemed transferred to, and reacquired by, or cancelled by, as the case may be, the Company and/or a Related Company at no cost to the Company and/or any Related Company, subject to all applicable laws. Upon forfeiture of Restricted Shares, the grantee shall have no further rights with respect to such Restricted Shares.

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10.4	Other Share-Based Awards

The Board is authorized, subject to limitations under applicable law, to grant to grantee such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based upon, or related to, Shares, as deemed by the Board to be consistent with the purposes of the Plan. The Board may also grant Shares as a bonus (whether or not subject to any vesting requirements or other restrictions on transfer), and may grant other Awards in lieu of obligations of any member of the Company and/or any Related Company to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to such terms as shall be determined by the Board. The terms and conditions applicable to such Awards shall be determined by the Board and evidenced by Award Agreements, which agreements need not be identical.

11.	TAXATION

11.1	General

The grantee shall be liable for all taxes, duties, fines and other payments which may be imposed by the tax authorities (whether in Israel or abroad) and for every obligatory payment of whatever source (including, but not limited to, social security, health tax, etc., as may be applicable) in respect of the Awards (including, without limitation, upon the grant of the Awards, the exercise of the options, or the registration of the Shares in the grantee’s name) or dividends or any other benefit in respect thereof and/or for all charges which shall accrue to the grantee, the Company, any Related Company and/or to the Trustee in connection with the Plan, the Awards, or any act or omission by the grantee or the Company in connection therewith or pursuant to any determination by the applicable tax or other authorities, including, without limitation, any such payments required to be made by the Company as the result of any sale by the grantee of Shares which were designated as made through a trustee pursuant to Section 102 prior to the end of the Required Holding Period. Notwithstanding the foregoing, if the Company elects the “employment income” route for Awards granted through a trustee pursuant to Section 102, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to Awards so granted to the extent required as a result of such choice.

11.2	Deduction at Source

The Company (including any Related Company) and/or the Trustee shall have the right to withhold or to require the grantee to pay an amount in cash or to retain or sell without notice, Shares in value sufficient to cover any tax or obligatory payment required by any governmental or administrative authority to be withheld or otherwise deducted and paid with respect to the Awards or the Shares subject thereto (including, without limitation, upon their grant, exercise, issuance or sale or the registration of the Shares in the grantee’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself for payment made) to the appropriate tax or other authority of an amount in cash equal to the amount of such Withholding Tax. Notwithstanding the foregoing, the grantee shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company and/or the Trustee with funds sufficient to enable the Company and/or the Trustee to pay such Withholding Tax.

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11.3	Certificate of Authorization of Assessing Officer

The Company (including any Related Company) or the Trustee shall at any time be entitled to apply to the Assessing Officer, and in the case of a grantee abroad, to any foreign tax authority, and to any other governmental or administrative authority for receipt of their certificate of authorization as to the amount of tax or other obligatory payments which the Company or any Related Company or the grantee or the Trustee is to pay to the tax or other authorities resulting from granting the Awards, or regarding any other question with respect to the application of the Plan.

11.4	Security for Payment of Taxes

Without derogating from the above, the Company (including any Related Company) and/or the Trustee shall have the right to require that any grantee provide guarantees or other security to the Company’s satisfaction to guarantee the payment of any taxes or other obligatory payments which may be payable as a result of or in connection with the grant of an Award, the exercise thereof, the registration of any Awards in the grantee’s name (including any sum payable arising out of or in connection with the Company’s obligations to deduct tax and other obligatory payments at source); and, with respect to Awards granted pursuant to Section 102 which were not designated as made through a trustee, if the grantee’s employment with the Company or any Related Company is terminated for any reason, the grantee will be obligated to provide the Company with a guarantee or other security to its satisfaction and at its discretion, to cover any tax obligations which may arise thereafter in connection with the disposition of the Shares.

12.	DIVIDENDS

The Shares issued as a result of the vesting or the exercise of the Awards shall participate equally with the Company’s other Shares in every cash dividend that shall be declared and distributed subject to the following provisions:

12.1	A cash dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

12.2	A dividend with regard to Shares that are registered in the name of the Trustee shall be paid to the Trustee, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee shall transfer the dividend to the grantees in accordance with instructions that he shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the grantee subject to the deduction of the applicable tax.

12.3	Without derogating from the provisions of Sections 11.2 and 12.2 hereof, the Company or the Trustee shall be entitled to set off and deduct at source from any dividend any sum that the grantee owes to the Company (including any Related Company) or the Trustee, whether under the Plan or otherwise, and/or any sum that the grantee owes to the tax or other authorities.

B-15

13.	RIGHTS AND/OR BENEFITS ARISING OUT OF THE EMPLOYEE/ EMPLOYER RELATIONSHIP AND THE ABSENCE OF AN OBLIGATION TO EMPLOY

13.1	No income or gain which shall be credited to or which purports to be credited to the grantee as a result of the Plan, shall in any manner be taken into account in the calculation of the basis of the grantee’s entitlements from the Company or any Related Company or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer relationship. If, pursuant to any law, the Company or any Related Company, shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the grantee, the grantee shall indemnify the Company or any Related Company, against any expense caused to it in this regard.

13.2	Nothing in the Plan shall be interpreted as obliging the Company or any Related Company to employ the grantee and nothing in the Plan or any Award granted pursuant thereto shall confer upon any grantee any right to continue in the employment of the Company or any Related Company or restrict the right of the Company or any Related Company to terminate such employment at any time. The grantee shall have no claim whatsoever against the Company or any Related Company as a result of the termination of his or her employment, including, without limitation, any claim that such termination causes any Awards to expire and/or prevents the grantee from exercising the options and/or from receiving or retaining any Shares pursuant to any agreement between him or her and the Company, or results in any loss due to an imposition, or earlier than anticipated imposition, of tax or other liability pursuant to applicable law.

14.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Upon the occurrence of any of the following described events, a grantee’s rights to purchase Shares under the Plan shall be adjusted as hereinafter provided:

14.1	In the event that the Company distributes a cash dividend, the effective date for the distribution thereof, will take place after the date of the allocation of the Awards to the Trustee for a grantee, but before the exercise or expiry of the , the Option Exercise Price shall be decreased in respect of each option by the amount of the dividend per Share. For the avoidance of doubt, under no circumstances will the Option Exercise Price be decreased to a price which is less then the nominal value of an ordinary share of the Company.

14.2	In the event that the Company distributes bonus Shares, the effective date for the distribution of which takes place after the date of the allocation of the Awards to the Trustee for the grantee, but before the exercise or vesting or expiry of the Awards, the number of Shares to which the grantee is entitled upon the exercise or upon vesting of the Awards shall increase by the number of the Shares that the grantee would have been entitled to as bonus Shares, had he exercised the options prior to the effective date for the distribution of the bonus Shares. The Option Exercise Price shall not vary as a result of the increase in the number of Shares to which the grantee is entitled in the wake of the distribution of bonus Shares.

14.3	If rights to acquire any securities whatsoever are offered to Company shareholders by way of rights, the Company shall act with a view that the number of Shares that each grantee is entitled to upon the exercise or vesting of the Awards, as applicable, will be adjusted by multiplying the relevant number of Shares by the Benefit Ratio.

B-16

Benefit Ratio - the closing price of the stock exchange on the last trading day before the Ex Date divided by the base price of the ex-rights stock.

14.4	In any event of division or consolidation of the Company’s share capital, or any other corporate capitalization event of a significantly similar nature, the Company shall effect such changes or adjustments as are required to prevent dilution or increase in a grantee’s rights, pursuant to the Plan with respect to the number and class of the Shares in relation to the Awards not yet vested in accordance with their terms or exercised by the grantee and/or the Option Exercise Price of each option.

14.5	In any event of a merger, spin-off and/or any other structural change, Awards which have been granted under this Plan, shall be replaced by, or converted to, an alternative Award in the Company after such structural change, all at the absolute discretion of the Company’s Board.

14.6	Notwithstanding anything herein to the contrary, no adjustment shall be made or authorized to the extent that such adjustment would cause the Plan or any option to violate Section 422 of the Code or Section 409A of the Code, and to the extent any adjustments are made, such adjustments shall be made in accordance with the requirements of Section 422 of the Code or Section 409A of the Code, and the rules of any securities exchange, stock market, or stock quotation system to which the Company is subject, as applicable.

15.	TERM, TERMINATION AND AMENDMENT

Unless the Plan shall theretofore have been terminated as hereinafter provided, the Plan shall terminate on, and no Award shall be granted after, the tenth anniversary of the date the Plan is adopted by the Board. The Board may at any time terminate, modify or amend the Plan in such respects as it shall deem advisable. Awards granted prior to termination of the Plan may, subject to the terms of the Plan and any Agreement or Restricted Share Agreement, be exercised thereafter. No amendment or modification of the Plan may, without the consent of the grantee to whom any Award shall theretofore have been granted, adversely affect the rights of such grantee under such Award.

16.	EFFECTIVENESS OF THE PLAN; APPROVALS

The Plan shall become effective as of the date determined by the Board. Notwithstanding the foregoing and Sections 3 and 15 above, in the event that approval of the Plan or any modification or amendment thereto by the shareholders of the Company is required under applicable law or pursuant to applicable stock exchange rules or regulations, such approval shall, to the extent possible, be obtained within the time required under the applicable law, rule or regulation. If such shareholder approval is required in connection with the application of specified tax treatments, the Company shall make reasonable efforts to obtain such approval within the required time.

17.	RELEASE OF THE TRUSTEE AND THE ATTORNEY FROM LIABILITY

In no event shall the Trustee or the Attorney be liable to any grantee under the Plan, or to a purchaser of Shares from any grantee with respect to any act which has been or will be carried out in relation to the Plan, its execution and any matter connected thereto or arising therefrom. The grantee will be required to covenant upon signing the Agreement that he or she will not make any claim against the Trustee or the Attorney in any manner whatsoever and on any ground whatsoever and that he or she will expressly agree that if the Trustee or the Attorney are sued by them, then the Trustee or the Attorney shall be entitled by virtue of this Section alone to apply to the court for dismissal of the action against them with costs.

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18.	GOVERNING LAWS

The Plan and all instruments issued thereunder shall be governed by and construed in accordance with the laws of the State of Israel, subject to the provisions of the Code with respect to Incentive Stock Options and, in the event of any ambiguity or conflict, the provisions hereof shall be so construed and applied as to give effect to the intention that any Incentive Stock Option granted will qualify as such under Section 422 of the Code.

*              *              *

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RedHill Biopharma Ltd.

Appendix A

to

RedHill Biopharma Ltd. Amended and Restated Award Plan (2010)

(Section 9.2)

NOTICE OF EXERCISE

Date: ______________

To:        Meitav Dash Trusts Ltd. (the “Trustee”), By Fax: 972-3-6960255

To:        RedHill Biopharma Ltd. (“RedHill”), Fax: 972-3-5413144 or Email: uri@redhillbio.com

Dear Sir/Madam:

Re: Notice of Exercise

I hereby wish to inform you that it is my desire to exercise ____________ options (“Options”) out of the ____________________ options which were granted on my name on ______________________ [Date] under the RedHill Biopharma Ltd. Award Plan (2010), as amended (“Plan”), and tenders herewith payment of the purchase price for such shares in full.

The exercise price of said Options is USD ___________ per share, all in accordance with the Plan and the Israeli Securities Law of 1968 or any state securities laws.

The total amount for the exercise of the Options of USD _________________ was paid to RedHill by me on the date of ______________________. I am aware that the exercise of the Options will be done only after RedHill will transfer to you written confirmation that the exercise amount was paid in full.

I am aware that all the shares will be allotted to you, registered in your name and that you will hold all the share certificates representing such shares. Likewise, I am aware of and agree to all the other provisions of the Plan and applicable laws.

Yours sincerely,

Signature:

Name:

The receipt of this form by the Trustee must be verified by phone (No. 972-3-7903444).

B-19

RedHill Biopharma Ltd.

Appendix B

to

RedHill Biopharma Ltd. Amended and Restated Award Plan (2010)

(Section 9.2)

NOTICE OF EXERCISE

Date: ______________

To:         RedHill Biopharma Ltd.

Dear Sirs:

Re: Notice of Exercise

Please be advised that on the date of ________________ we received instruction from ______________________________ (“the Grantee”) to exercise ____________ options (“Options”) out of the ____________________ options which were granted in his/her name on ______________________ [Date] under the RedHill Biopharma Ltd. Award Plan (2010), as amended (“Plan”).

The exercise price of said Options is USD ___________ per share, all in accordance with the Plan and the Israeli Securities Law of 1968 or any state securities laws.

The total amount for the exercise of the Options of USD _________________ should have been paid to you in full by the Grantee. Upon reception of a written confirmation from you that you received this amount in full, we will exercise the Options for shares and register these shares under our name.

Attached to this notice is the exercise notice sent to us by the Grantee.

Yours sincerely,

Meitav Dash Trusts Ltd.

Signature:

Name:

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Annual General Meeting of RedHill Biopharma Ltd.

Date: May 11, 2017

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

	Yes	No
10a. Are you a controlling shareholder or do you have personal interest in the approval of proposal 10 above (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON ITEM 10)?	☐	☐

	For	Against	Abstain
11. To approve revisions to the compensation terms of Mr. Dror Ben-Asher, the Company's Chief Executive Officer and Chairman of the Board of Directors.	☐	☐	☐
11a. Are you a controlling shareholder or do you have personal interest in the approval of proposal 11 above (MUST BE COMPLETED FOR VOTE TO BE COUNTED ON ITEM 11)?	☐	☐	☐

	For	Against	Abstain
13. To approve the RedHill Biopharma Ltd. Amended and Restated Award Plan (2010).	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here   ____________ Please Date Above

________________ Please Sign Here   ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of RedHill Biopharma Ltd. to be held on May 11, 2017 For Holders as of April 3, 2017

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on May 9, 2017.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2017 Mediant Communications Inc. All Rights Reserved

REDHILL BIOPHARMA LTD.

Instructions to The Bank of NewYork Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on May 9, 2017)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **RedHill Biopharma Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **April 3, 2017** at the **Annual General Meeting** of the Shareholders of **RedHill Biopharma Ltd.** to be held on **May 11, 2017** or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item.**
2. **If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903